                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                          (Amendment No. ___________)(1)

                                 S3 Incorporated
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                                (Name of Issuer)

                         COMMON STOCK, par value $0.0001
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                         (Title of Class of Securities)

                                    784849101
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                                  CUSIP Number

       Wen-Chi Chen                                     with a copy to:
   VIA Technologies, Inc.                               Sarah A. O'Dowd
8F, No. 553 Chung-Cheng Road                    Heller Ehrman White & McAuliffe
    Hsing-Tien, Taipei                               525 University Avenue
         Taiwan                                   Palo Alto, California 94301
     886-2-2218-5452                                    (650) 324-7000
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                               February 18, 2000
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                          (Date of Event which Requires
                            Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 27 Pages)

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-------------------------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 784849101                     13D                  Page 2 of 27 pages

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1)       NAMES OF REPORTING PERSONS                       VIA Technologies, Inc.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /X/
                                                                       (b) / /
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3)       SEC USE ONLY

--------------------------------------------------------------------------------

4)       SOURCE OF FUNDS                                               WC

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5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                 / /

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6)       CITIZENSHIP OR PLACE OF ORGANIZATION                          Taiwan

--------------------------------------------------------------------------------

   NUMBER OF      7)  SOLE VOTING POWER
    SHARES
 BENEFICIALLY     --------------------------------------------------------------
    OWNED
     BY           8)  SHARED VOTING POWER                     13,198,000 shares
    EACH
  REPORTING       --------------------------------------------------------------
   PERSON
    WITH          9)  SOLE DISPOSITIVE POWER

                  --------------------------------------------------------------

                  10)  SHARED DISPOSITIVE POWER               13,198,000 shares

--------------------------------------------------------------------------------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              13,198,000 shares

--------------------------------------------------------------------------------

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   14.7%

--------------------------------------------------------------------------------

14)  TYPE OF REPORTING PERSON*                                               CO

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

CUSIP NO. 784849101                     13D                  Page 3 of 27 pages

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1)       NAMES OF REPORTING PERSONS                          VIABASE, Inc. (BVI)

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /X/
                                                                       (b) / /
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3)       SEC USE ONLY

--------------------------------------------------------------------------------

4)       SOURCE OF FUNDS                                                 WC

--------------------------------------------------------------------------------

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   / /

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6)       CITIZENSHIP OR PLACE OF ORGANIZATION            British Virgin Islands

--------------------------------------------------------------------------------

   NUMBER OF      7)  SOLE VOTING POWER
    SHARES
 BENEFICIALLY     --------------------------------------------------------------
    OWNED
     BY           8)  SHARED VOTING POWER                     12,125,000 shares
    EACH
  REPORTING       --------------------------------------------------------------
   PERSON
    WITH          9)  SOLE DISPOSITIVE POWER

                  --------------------------------------------------------------

                  10)  SHARED DISPOSITIVE POWER               12,125,000 shares

--------------------------------------------------------------------------------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              12,125,000 shares

--------------------------------------------------------------------------------


12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                /X/

--------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              13.5%

--------------------------------------------------------------------------------

14)  TYPE OF REPORTING PERSON*                                          CO

--------------------------------------------------------------------------------

CUSIP NO. 784849101                     13D                  Page 4 of 27 pages

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1)       NAMES OF REPORTING PERSONS                            Timtech Co., Ltd.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------

3)       SEC USE ONLY

--------------------------------------------------------------------------------

4)       SOURCE OF FUNDS                                                 BF

--------------------------------------------------------------------------------

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                  / /

--------------------------------------------------------------------------------

6)       CITIZENSHIP OR PLACE OF ORGANIZATION            British Virgin Islands

--------------------------------------------------------------------------------

   NUMBER OF      7)  SOLE VOTING POWER
    SHARES
 BENEFICIALLY     --------------------------------------------------------------
    OWNED
     BY           8)  SHARED VOTING POWER                     1,073,000 shares
    EACH
  REPORTING       --------------------------------------------------------------
   PERSON
    WITH          9)  SOLE DISPOSITIVE POWER

                  --------------------------------------------------------------

                  10)  SHARED DISPOSITIVE POWER               1,073,000 shares

--------------------------------------------------------------------------------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                               1,073,000 shares

--------------------------------------------------------------------------------

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                             /X/

--------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              1.2%

--------------------------------------------------------------------------------

14)  TYPE OF REPORTING PERSON*                                        CO

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

CUSIP NO. 784849101                     13D                  Page 5 of 27 pages

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1)       NAMES OF REPORTING PERSONS                                 Timothy Chen

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------

3)       SEC USE ONLY

--------------------------------------------------------------------------------

4)       SOURCE OF FUNDS                                                  BF

--------------------------------------------------------------------------------

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                / /

--------------------------------------------------------------------------------

6)       CITIZENSHIP OR PLACE OF ORGANIZATION                    United States

--------------------------------------------------------------------------------

   NUMBER OF      7)  SOLE VOTING POWER
    SHARES
 BENEFICIALLY     --------------------------------------------------------------
    OWNED
     BY           8)  SHARED VOTING POWER                     1,073,000 shares
    EACH
  REPORTING       --------------------------------------------------------------
   PERSON
    WITH          9)  SOLE DISPOSITIVE POWER

                  --------------------------------------------------------------

                  10)  SHARED DISPOSITIVE POWER               1,073,000 shares

--------------------------------------------------------------------------------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                1,073,000 shares

--------------------------------------------------------------------------------

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                             /X/

--------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              1.2%

--------------------------------------------------------------------------------

14)  TYPE OF REPORTING PERSON*                                        IN

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

CUSIP NO. 784849101                     13D                  Page 6 of 27 pages


         Item 1.  SECURITY AND ISSUER.

         This Schedule 13D (the "Schedule") relates to the common stock, par value of $0.0001 per share ("Common Stock"), of S3 Incorporated, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 2841 Mission College Boulevard, Santa Clara, California 95054.

         Item 2.  IDENTITY AND BACKGROUND.

         This Schedule is being filed on behalf of a group consisting of VIA Technologies, Inc., a Taiwan corporation ("VIA"), VIABASE, Inc. (BVI), a British Virgin Islands company ("VIABASE"), Timtech Co., Ltd., a British Virgin Islands company ("Timtech"), and Timothy Chen, a United States citizen, with respect to Common Stock acquired by VIABASE and Timtech.

         VIABASE is the record holder of 12,125,000 shares of Common Stock. The principal business and executive offices of VIABASE are located at Omar Hodge Building, Wickhams Cayi, P.O. Box 362, Road Town, Tortola, British Virgin Islands.

         VIA owns 100% of the capital stock of VIABASE, which serves as a holding company for investments made by VIA. The principal business and executive offices of VIA are located at 8F, No. 533 Chung-Cheng Road, Hsing-Tien, Taipei, Taiwan. VIA is principally engaged in the business of supplying semiconductor chips and chipsets and associated software for the personal computer market.

         Timtech is the record holder of 1,073,000 shares of Common Stock. Mr. Chen is an employee of VIA and the sole shareholder, officer and director of Timtech. The principal business and executive offices of Timtech are located at Omar Hodge Building, Wickhams Cayi, P.O. Box 362, Road

CUSIP NO. 784849101                     13D                  Page 7 of 27 pages

Town, Tortola, British Virgin Islands, and its principal business is that of a personal holding company.

         Exhibit 1 hereto sets forth, with respect to each executive officer and director of VIA, VIABASE and Timtech, respectively, the following information: such person's name, business address and present principal occupation or employment, the name and address of any corporation or other organization in which such employment is conducted and such person's citizenship.

         During the last five years none of VIA, VIABASE, Timtech or Mr. Chen, nor to the best knowledge of VIA, VIABASE and Timtech, any of their respective directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 20, 1999, VIABASE purchased 1,350,000 shares of Common Stock for an aggregate purchase price of $14,065,650, and on February 18, 2000, VIABASE purchased an additional 10,775,000 shares of Common Stock for an aggregate purchase price of $145,462,500. All of such purchases were funded from the working capital of VIA. On October 27, 1999, Timtech purchased 1,073,000 shares of Common Stock for $10,998,250. The funds used by Timtech to acquire the shares of Common Stock were borrowed from Wentech Co., Ltd.($4.7 million) and Xanbase Investment Co., Ltd. ($6.3 million), two British Virgin Island companies owned and controlled by Wen-Chi Chen and Cher Wang, respectively, the President and Chief Executive Officer, and Chairperson of VIA. Ms. Wang is Mr. Chen's aunt. Each loan bears interest at 8.5% per annum and is due and payable 36 months after the date of the promissory note. Copies of the promissory notes are filed as exhibits hereto and are incorporated herein by reference.

CUSIP NO. 784849101                     13D                  Page 8 of 27 pages

         Item 4.  PURPOSE OF TRANSACTION.

         On February 18, 2000, VIABASE acquired 10,775,000 shares of Common Stock, which together with its prior holdings and those of Timtech represent 14.7% of the outstanding Common Stock of the Issuer. With the exception of Timtech's purchase, which was made exclusively for investment purposes, VIABASE's acquisition represents a strategic investment in the Issuer, which in October, 1999, entered into a corporate joint venture with VIA for the purpose of developing new integrated graphics and core logic chipsets for the personal computer market.

         VIA has had and continues to have discussions with the Issuer regarding the possible acquisition of all of, or an interest in, the Issuer's graphic accelerator business, whether through merger, consolidation, the acquisition of additional shares, the purchase of assets, or other similar transaction. VIA intends to continue such discussions. As of the date of this Schedule, no contract, arrangement or understanding regarding such a transaction has been reached, and there can be no assurance that such an agreement will or will not be entered into in the future.

         None of VIA, VIABASE, Timtech or Mr. Chen currently intends to seek representation on the Board of Directors of the Issuer or to acquire additional shares of the Issuer, without the Issuer's approval.

         Except as noted above, none of VIA, VIABASE, Timtech or Mr. Chen, nor, to the best knowledge and belief of VIA, VIABASE and Timtech, any of their respective officers or directors, has any other current plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

         Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The number of shares of Common Stock issued and outstanding and the percentage calculation resulting therefrom in this Schedule are based on the representations of the Issuer as of February 14, 2000. VIA, VIABASE, Timtech and Mr. Chen disclaim responsibility for the accuracy of the number of shares of Common Stock issued and outstanding and the resulting percentage calculations.

CUSIP NO. 784849101                     13D                  Page 9 of 27 pages

         VIA indirectly and beneficially owns 13,198,000 shares of Common Stock (including 12,125,000 shares owned by VIABASE and 1,073,000 shares owned by Timtech), representing approximately 14.7% of the Issuer's outstanding shares of Common Stock. VIABASE directly owns 12,125,000 shares of Common Stock, representing approximately 13.5% of the Issuer's outstanding shares of Common Stock. Timtech directly owns 1,073,000 shares of Common Stock, representing approximately 1.2% of the Issuer's outstanding shares of Common Stock. Because Mr. Chen is the sole shareholder, officer and director of Timtech, he is the beneficial owner of Timtech's shares of Common Stock. VIA, Timtech and Mr. Chen have shared voting and dispositive power with respect to 1,073,000 shares, and VIA and VIABASE have shared voting and dispositive power with respect to 12,125,000 shares.

         VIABASE disclaims any beneficial interest in the Common Stock owned by Timtech. Timtech and Mr. Chen disclaim any beneficial interest in the Common Stock owned by VIABASE.

         Except as described herein, no transactions in Common Stock were effected during the past 60 days by VIA, VIABASE, Timtech or Mr. Chen.

         Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with VIABASE's initial acquisition of Common Stock on September 20, 1999, the Issuer and VIABASE entered into an Investor Rights Agreement providing for the registration of VIABASE's shares of Common Stock. This Agreement was amended and restated on February 18, 2000 to add the additional shares of Common Stock purchased by VIABASE on that date. A copy of the Amended and Restated Investor Rights Agreement is filed as an exhibit hereto and is incorporated herein by reference. See Item 3 and the exhibits hereto regarding the loans made to Timtech to finance its purchase of Common Stock.

CUSIP NO. 784849101                     13D                 Page 10 of 27 pages


         Except as described in this Schedule, or in the exhibits hereto, none of VIA, VIABASE, Timtech or Mr. Chen, nor, to the best knowledge and belief of VIA, VIABASE and Timtech, any of their respective directors or executive officers is a party to any other contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

         Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.        Executive Officers and Directors of VIA, VIABASE and
                           Timtech.

         Exhibit 2.        Agreement of Joint Filing.

         Exhibit 3. Promissory Note dated September 20, 1999 executed by Timtech in favor of Wentech Co., Ltd.

         Exhibit 4. Promissory Note dated September 21, 1999 executed by Timtech in favor of Xanbase Investment Co., Ltd.

         Exhibit 5. Amended and Restated Investor Rights Agreement, dated as of February 18, 2000, by and between the Issuer and VIABASE.

                                                             Page 11 of 27 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2000

                                 VIA TECHNOLOGIES, INC.

                                 By:     /s/ Jonathan Chang
                                         -------------------------------
                                 Name:   Jonathan Chang
                                         -------------------------------
                                 Title:  Director -- Operations
                                         -------------------------------

CUSIP NO. 784849101                     13D                 Page 12 of 27 pages

                                List of Exhibits
                                ----------------

Exhibit No.                   Description                                          Page
-----------                   -----------                                          ----
1                 Executive Officers and Directors of VIA, VIABASE and
                  Timtech.                                                          13

2                 Agreement of Joint Filing.                                        14

3                 Promissory Note, dated September 20, 1999, executed by
                  Timtech in favor of Wentech Co., Ltd.                             15

4                 Promissory Note, dated September 21, 1999, executed by
                  Timtech in favor of Xanbase Investment Co., Ltd.                  16

5                 Amended and Restated Investor Rights Agreement, dated
                  as of February 18, 2000, by and between the Issuer and
                  VIABASE.                                                          17